

Mail Stop 4631

December 17, 2009

Via U.S. mail and facsimile

Jan Stern Reed
Executive Vice President
HR, General Counsel and Secretary
Solo Cup Company
150 S. Saunders Road, Suite 150
Lake Forest, IL 60045

> **RE:** **Solo Cup Company**
> **Form S-4 filed December 4, 2009**
> **File No. 333-163504**

Dear Ms. Reed:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-4</u>

<u>Summary, page 1</u>

<u>The Exchange Offer, page 4</u>

1. We note the disclosure in the last bullet point on page 6 and in the first and second bullet points on page 7. However, the disclosure in the first bullet point

on page 5 suggests that affiliates may participate in the exchange offer solely by complying with the prospectus delivery requirements. Please revise accordingly here and throughout your filing, e.g., on page 85.

Industry Data, page 12

2. Please remove the disclaimers in the last sentence of this section. In this regard, we note that investors are entitled to rely upon the information included in the prospectus and you may not disclaim your responsibility for the information included in the prospectus.

Risk Factors, page 14

3. We note in the introductory paragraph your qualifications that the risk factors section is not complete, that there may be risks that you do not currently consider material but that may become material, and that there may be risks that you have not yet identified. Please remove these qualifications, as you must disclose all risks that you believe are material at this time. Refer to Staff Legal Bulletin No. 7A (June 7, 1999), sample comment #30.

Description of Exchange Notes, page 92

4. Please remove the qualification in the second sentence of the third introductory paragraph, as note holders are entitled to rely solely on the disclosure in the prospectus.

Item 22. Undertakings, page II-15

5. Please delete as inapplicable the undertakings set forth in paragraphs (a)(4) and (a)(5)(i) on pages II-16 and -17, respectively.

Exhibit Index

Exhibit 5.1 – Legal Opinion

6. We note the qualification in the first full paragraph on page 3 that "Insofar as the opinions expressed herein relate to matters governed by laws other than Opined on Law, we have assumed, without having made any independent investigation, that such laws do not affect the opinions set forth herein." This qualification does not appear to be appropriate. Please advise or have counsel revise its opinion accordingly.

7. We note counsel's statement in the first sentence of the first full paragraph on page 3 and have the following comments:

   - Please have counsel delete the qualification "in our experience" as it is too vague and inherently subjective.

   - Please have counsel delete the qualification regarding laws that are normally applicable to "transactions" and instead address those laws applicable to the securities governed by the indenture. In this regard, we note that paragraph (b)(5) to Item 601 of Regulation S-K requires an opinion of counsel as to the legality of the securities being registered.

8. The assumption in paragraph (c) on page 4 does not appear to be appropriate. Please advise or have counsel revise its opinion to remove this assumption.

9. Please advise us as to the basis for counsel not opining as to the laws of England and Wales, as counsel appears to be opining with respect to all guarantors. To the extent counsel is relying upon exhibit 5.2, it should explicitly state such in its opinion.

10. Please have counsel confirm to us that it concurs with our understanding that its references to the General Corporation Law of the State of Delaware, the Delaware Limited Liability Company Act, the Delaware Statutory Trust Act, and the Illinois Business Corporation Act include the statutory provisions and all applicable provisions of the Delaware and Illinois Constitutions and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

Exhibit 5.2 – Legal Opinion

11. Please have counsel revise the first paragraph of its opinion to clarify that Solo Cup Owings Mills Holdings, a Delaware Corporation, has also guaranteed the exchange notes and that Lily Canada Holding Corporation is a Delaware Corporation.

12. The statement in the second sentence of paragraph 2 on page 2 does not appear to be appropriate. Please advise or have counsel revise its opinion to remove this statement.

13. The assumptions in paragraph 5(d) on page 3 and in paragraph 7(d) on page 5 do not appear to be appropriate. Please advise or have counsel revise its opinion to remove these assumptions.

Supplemental Letter

14. We note the representations in paragraph 5. Please revise to indicate that you will include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer the following provision:

> If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer.

15. Please provide the representation that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or any of your affiliates to distribute the Exchange Notes.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Benjamin R. Foster, Esq. (facsimile)
        Skadden, Arps, Slate, Meagher & Flom LLP